

02022754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 52175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rock Ridge Road
(No. and Street)

Barrington Hills (City) Illinois (State) 60010-8802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Killian 847-639-9742
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 S. Western Ave., (Address) Blue Island (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael L. Killian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Introducing Brokers Alliance, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



OFFICIAL SEAL
PATRICIA ZOOK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/17/05

Signature

President

Title

Notary Public

Patricia Zook
05-14-02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.

We have audited the accompanying statement of financial condition of Introducing Broker's Alliance, Inc. D/B/A Introducing Brokers Alliance, Inc. as of March 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Introducing Broker's Alliance, Inc. D/B/A Introducing Brokers Alliance, Inc. as of March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 11, 2002

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Cash	$ 36,573
Related party receivable	18,000
TOTAL ASSETS	$ 54,573

SHAREHOLDERS' EQUITY

Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	$ 35,000
Additional paid in capital	53,369
Retained earnings (Deficit)	(33,796)
TOTAL SHAREHOLDERS' EQUITY	$ 54,573

The accompanying notes are an integral part of this financial statement.

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

NOTES TO FINANCIAL STATEMENTS

FIFTEEN MONTHS ENDED MARCH 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on December 12, 1997. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

Through common ownership and control, the Company is affiliated with NASN Licensing, Inc. During the period ending March 31, 2002, the Company earned consulting fees from NASN Licensing, Inc. totaling $18,000 and this amount was receivable at March 31, 2002.

Although no formal lease agreement exists, a former shareholder of the Company has provided office space to the Company and the Company paid $10,002 in fees related to the office space during the same period.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and the National Futures Association the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and the Commodities Futures Trading Commission Regulation 1.17(A)(1)(ii) which require the maintenance of minimum net capital and require that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2002, the Company's net capital and required net capital were $36,573 and $30,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 0%

NOTE 4 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes and reports its income on a calendar year basis. Income taxes are therefore the responsibility of the Company's individual shareholder.

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with a Futures Commission Merchant (FCM) to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts, delayed deliveries and other financial instruments to the FCM, fully disclosing the customer name and other information. All customer accounts opened with the FCM must have a minimum deposit of $10,000 to assure performance under the agreement. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM. The customer account is therefore maintained and recorded in the books and records of the FCM on the Company's behalf. This agreement may be terminated by either party with 30 days prior notification.

NOTE 5 - CLEARING AGREEMENT OFF-BALANCE-SHEET RISK - (Continued)

In consideration for introducing customers to the FCM, the Company receives commissions and other consideration, less the processing and other charges of the FCM. As part of the terms of the agreement between the Company and the FCM, the Company is held responsible for any losses arising when the customers introduced by the Company to the FCM fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the FCM to purchase or sell the financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 6 - PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of the current audit period has been adjusted to correct an error in which the commission income was overstated by $4,262 for the year ended December 31, 2000. Had the error not been made, net income for the year ended December 31, 2000 would have been decreased by $4,262. Because the Company has elected S Corporation status for federal income tax purposes and income taxes are therefore the responsibility of the Company's individual shareholder, there is no resulting income tax effect to the Company due to this error.

NOTE 7 - CAPITAL CONTRITBUTIONS

During the fifteen months ended March 31, 2002, in addition to $6,800 in cash contributions, a Company's shareholder paid and/or incurred $30,669 in expenses on behalf of the Company. These expenses were deemed a contribution of capital and consisted of the following expenses: Occupancy $10,002, Communications $1,016 and Other Expenses $19,651.